
07007497


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2007
WASH, D.C. 190 SECTION

SEC ... ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/12/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ISEROUTE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

194 NASSAU STREET
(No. and Street)

PRINCETON	NJ	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN P DEVITO (609) 430-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIGGS BUNTING & DOUGHERTY, LLP
(Name – *if individual, state last, first, middle name*)

TWO PENN CENTER PLAZA, SUITE 820	PHILADELPHIA	PA	19102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID M. SCHECKEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISEROUTE, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BRIAN M CAPUANO
Notary Public
State of New Jersey
My Commission Expires Apr 28, 2011

4/30/07

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISERoute, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15C3-1 (Corrected)
December 31, 2006

Net capital		
Member's equity	$	509,869
Deductions		
Nonallowable assets:		
Other assets		235
Prepaid insurance		4,004
Total debits		4,239
Net capital before haircuts on securities positions		505,630
Haircuts on securities		
Other deductions		5,000
Net capital		500,630
Minimum net capital		5,000
Excess capital	$	495,630
Excess net capital at 1000 percent	$	500,193
Computation of minimum net capital:		
Aggregate indebtedness	$	4,370
6-2/3 percent of aggregate indebtedness	$	291
Statutory minimum	$	5,000
Greater of the statutory minimum or 6-2/3 percent of aggregate indebtedness	$	5,000
Ratio of aggregate indebtedness to net capital		0 to 1

See Independent Auditors' Report.

ISERoute, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Reconciliation Pursuant to SEC Rule 17a-5(d)(4) – (Corrected)
December 31, 2006

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 473,480
Elimination of reimbursement receivable from ISE and corresponding liability to Parent	32,150
Other adjustment – excess deductible on broker fidelity bond not accounted for as a reduction in net capital	(5,000)
Net capital as shown on previous page	$ 500,630

END